September 30, 2019

CORRESPONDENCE FILING VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Commodities

100 F Street, N.E.

Washington, DC 20549

Attention:	Howard Efron, Staff Accountant
Kristi Marrone, Staff Accountant

Re:	SITE Centers Corp.
Form 10-K for the Year Ended December 31, 2018
Filed February 27, 2019
File No. 001-11690

Ladies and Gentlemen:

SITE Centers Corp., an Ohio corporation (the “Company” or “we,” “us” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission, dated September 20, 2019 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, filed February 27, 2019.

Below is the Company’s response. For the convenience of the Staff, the Company has repeated the Staff’s comment before the corresponding response.

Form 10-K for the Year Ended December 31, 2018

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations SSNOI, page 46

1.

We note the reconciliation of NOI and SSNOI on page 46. Please tell us how you determined it was appropriate to present a measure that includes 100% of NOI related to your unconsolidated joint ventures. We refer you to Question 100.04 of the Division’s Compliance and Disclosure Interpretations for Non-GAAP Financial Measures. This comment is also applicable to page 10 of the quarterly financial supplement filed February 20, 2019 on Form 8-K.

United States Securities and Exchange Commission

Division of Corporation Finance

Response:

Our presentation of 100% of NOI related to unconsolidated joint ventures in the NOI and SSNOI reconciliation of the Form 10-K and in the quarterly financial supplement is not intended to be a presentation that represents an individually tailored accounting principle, as outlined in Question 100.04 of the Division’s Compliance and Disclosure Interpretations for Non-GAAP Financial Measures. The Company includes only its pro rata share of NOI and SSNOI from its unconsolidated joint ventures when it provides these non-GAAP measures in earnings releases, quarterly financial supplements and investor presentations. The presentation of such amounts at 100% in the reconciliation are included solely to provide context and transparency to the users of our financial statements with respect to the Company’s calculation of its pro rata share of NOI and SSNOI. The amounts at 100% for the unconsolidated joint ventures disclosed in the reconciliation on page 46 of the Form 10-K and in the quarterly financial supplement agree to the Condensed Combined Financial Statements provided in Footnote 3 on page F-18 of the Company’s Form 10-K. We believe the users of our financial statements can understand the calculation of the unconsolidated NOI determined at the Company’s interest by seeing how each of the components compare to the unconsolidated joint venture amounts at 100% included in the footnotes to the financial statements.

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If you have any questions regarding this matter, please do not hesitate to contact the undersigned at 646-868-4765.

Very truly yours,

/s/ Matthew L. Ostrower

Matthew L. Ostrower

Executive Vice President,

Chief Financial Officer and Treasurer

cc:	Christa A. Vesy, Executive Vice President
and Chief Accounting Officer